

06006432

UNITED STATES
SAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

                   MM/DD/YY   MM/DD/YY

RECEIVED
MAR 3 1 2006
185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~dba~~ Sonenshine + Company LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

400 Madison Avenue - 19th Floor
(No. and Street)

NYC   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARSHALL SONENSHINE   (212) 994 - 3330
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein deVisser & Mintz, PC
(Name – if individual, state last, first, middle name)

29 W. 38th ST - 14th Floor   NY   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____H. Marshall Sonenshine_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Sonenshine + Company LLC_____ , as
of _____March 30_____, 20 06 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Managing Partner_____
Title

_____
Notary Public

DANIELLE HREHA
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HR6121685
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 24, 2009

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stein deVisser & Mintz, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

29 West 38th Street
New York, New York 10018

255 Beaufort Avenue
Livingston, New Jersey 07039

SONENSHINE & COMPANY LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

STEIN deVISSER & MINTZ, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046

FAX: (212) 768 -9371

SONENSHINE & COMPANY LLC
TABLE OF CONTENTS
DECEMBER 31, 2005

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

29 WEST 38ᵗʰ STREET
NEW YORK, NEW YORK 10018
TEL: (212) 719-3046
FAX: (212) 768-9371
SENDERS E-MAIL ADDRESS: RSTEIN@SDMCPA.COM

255 BEAUFORT AVENUE
LIVINGSTON, NEW JERSEY 07039
(732) 752-6655

ROBERT L. STEIN, CPA
KEITH J. deVISSER, CPA
PHILIP I. MINTZ, CPA

SARAH HALGRIMSON

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonenshine & Company LLC
400 Madison Avenue - 19ᵗʰ Floor
New York, NY 10017

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2005, and the related statements of operations, member's equity and cash flows for the year then ended.   These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 30, 2006

SONENSHINE & COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$	138,865
Accounts receivable		8,000
Other assets		2,777
TOTAL ASSETS	$	149,642

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses		5,100
TOTAL LIABILITIES		5,100
MEMBER'S CAPITAL		144,542
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	149,642

See independent auditors' report and notes to financial statements.

-4-

Income:
Commissions income	$ 1,396,820	
Interest and dividend income	18,150	

Total Income		$1,414,970

Expenses:
Office expenses	12,000	
Professional fees	12,180	
Other expenses	2,352	

Total expenses		26,532

NET INCOME		$1,388,438

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046
FAX: (212) 768 -9371

SONENSHINE & COMPANY LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

MEMBER'S EQUITY – December 31, 2004	460,684
NET INCOME	1,388,438
DISTRIBUTIONS	(1,704,580)
MEMBER'S EQUITY – December 31, 2005	$ 144,542

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046
FAX: (212) 768 -9371

SONENSHINE & COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income $ 1,388,438

Adjustments to reconcile net income to net cash provided
by operating activities:

(Increase)Decrease in:
Other assets   (7,250)

Increase(Decrease) in:
Accrued expenses   (90)

NET CASH PROVIDED BY OPERATING ACTIVITIES   1,381,098

CASH FLOWS FROM FINANCING ACTIVITIES
Distribution of capital to parent company   (1,704,580)

NET DECREASE IN CASH   (323,482)

CASH AT BEGINNING OF YEAR   462,347

CASH AT END OF YEAR $ 138,865

See independent auditors' report and notes to financial statements.

-7-

NOTE 1.   ORGANIZATION

Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC ("Parent Company"). The Company provides investment banking and corporate finance services to its clients. In December of 2005, the Company changed it's name from Sonenshine Pastor & Co., LLC, to Sonenshine & Company LLC. The parent company also changed its name from Sonenshine Pastor Advisors, LLC, to Sonenshine Partners LLC.

The principal business activity of the Company is to provide corporate finance services that require NASD registration to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Consulting Fees—Consulting fees and the related consulting fees receivable are recorded on an accrual basis. Consulting fees received in advance are deferred until earned.

Income Taxes—The Company is a single member limited liability company which is disregarded for Federal and New York State and City purposes. The income of the entity is reported by the single member on its tax return. Therefore, no provision for income taxes has been provided for by the Company.

-8-

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

NOTE 3.　　NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $141,765, which was $ 136,765 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.036 to 1.

NOTE 4.　　RELATED PARTY TRANSACTIONS

The Company has entered into an Administrative Services Agreement (the "Agreement") with Sonenshine Partners LLC. Pursuant to the Agreement, the Company is obligated to pay the parent company $1,000 per month representing the expenses incurred for the provision of facilities, goods and services to the Company. During the year ended December 31, 2005, the Company incurred $12,000 in expenses relating to this agreement that were contributed as capital by the parent company.

STEIN deVISSER & MINTZ, P.C.　　　　　　　　TEL: (212) 719-3046
CERTIFIED PUBLIC ACCOUNTANTS　　　　　　　　FAX: (212) 768 -9371

SONENSHINE & COMPANY LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF REGULATORY CAPITAL
Total member's equity $ 144,542

NONALLOWABLE ASSETS:
Other assets 2,777

Total nonallowable assets 2,777

NET CAPITAL $ 141,765

AGGREGATE INDEBTEDNESS $ 5,100

MINIMUM NET CAPITAL REQUIRED (the greater
of $5,000 or 6-2/3% of aggregate indebtedness) $ 5,000

CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS $ 136,765

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 3.60%

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2005.

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046
FAX: (212) 768-9371

The LLC does not clear or carry any customer accounts, nor is it holding any funds or securities owned by customers. Therefore, the requirement that there must be a reserve is not applicable in this case and the LLC has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

See independent auditors' report and notes to financial statements.

-11-

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

29 WEST 38th STREET
NEW YORK, NEW YORK 10018
TEL: (212) 719-3046
FAX: (212) 768-9371
WEB ADDRESS: http://www.sdmcpa.com

255 BEAUFORT AVENUE
LIVINGSTON, NEW JERSEY 07039
(732) 752-6655

ROBERT L. STEIN, CPA
KEITH J. deVISSER, CPA
PHILIP I. MINTZ, CPA

SARAH HALGRIMSON

Supplementary Report of Independent Auditors
On Internal Control Required by Rule 17a-5

The Member
Sonenshine & Company LLC

In planning and performing our audit of the financial statements of Sonenshine & Company LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC") we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future period are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stein deVisser & Mintz P.C.

March 30, 2006

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046
FAX: (212) 768-9371